

August 8, 2023

Tianshi (Stanley) Yang
Chief Financial Officer
TD Holdings, Inc.
139, Xinzhou 11th Street , Futian District
Shenzhen , Guangdong, PRC 518000

> **Re: TD Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Response Dated July 24, 2023**
> **File No. 001-36055**

Dear Tianshi (Stanley) Yang:

We have reviewed your July 24, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2023 letter.

Response Dated July 24, 2023

General

1.   We note your response to comment 9 and reissue in part. In future filings, please include a separate "Enforceability" section consistent with Item 101(g) of Regulation S-K.

       You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services